UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

8501, Av. Das Naçoes Unidas, 1st Floor

Pinheiros – 05425-070, São Paulo – SP

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Explanatory Note: Exhibit 1 to this Report on Form 6-K contains certain information relating to the financial position and financial results of BRF S.A. (the “Company”) as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, and certain related information.

* * *

This Report on Form 6-K, including Exhibit 1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2019.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated September 14, 2020, relating to the tender offers by BRF S.A.

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SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2020

BRF S.A.

By: /s/ Carlos Alberto Bezerra de Moura.
Name: Carlos Alberto Bezerra de Moura
Title: Chief Financial and Investor Relations Officer

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EXHIBIT INDEX

Exhibit Description of Exhibit

1	Certain information relating to the financial position and financial results of the Company as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, which is derived from our our unaudited condensed consolidated interim financial information as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, which was originally prepared for purposes of filing with the CVM, and certain related information.

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Exhibit 1

Unless the context otherwise requires, all references in this Exhibit 1 to “BRF S.A.,” “BRF,” the “company,” “we,” “our,” “ours,” “us” and similar terms are to BRF S.A. and its consolidated subsidiaries and jointly controlled companies.

INFORMATION ABOUT THE COMPANY

The information set forth below updates certain information about us and our industry and markets included in our annual report on Form 20-F for the year ended December 31, 2019 (our “2019 Form 20-F”), which we filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2020, and should be read in conjunction with our 2019 Form 20-F.

Our Company

We are one of the largest producers of fresh and frozen protein foods in the world in terms of production capacity, according to WattAgNet, with a portfolio of approximately three thousand stock keeping units. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. Our processed products include marinated, frozen and fresh chicken, Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, sweet specialties, sandwiches, plant-based products and animal feed. We are the holder of brands such as Sadia, Perdigão, Qualy, Perdix, Confidence and Hilal. For the year ended December 31, 2019, BRF was responsible for 11.6% of the world’s poultry trade, according to Trademap.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their preferences. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands, including plans to introduce over 110 new stock keeping units in 2020.

With 34 industrial facilities in Brazil, as of December 31, 2019, we have among our main assets a distribution network that enables our products to reach Brazilian consumers through more than 555,000 monthly deliveries and 45 distribution centers.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries. We maintain 21 offices outside of Brazil serving customers in more than 130 countries on five continents. We have one industrial facility in Abu Dhabi, one in Saudi Arabia, one in Malaysia and three in Turkey.

We have been a public company since 1980. Our shares have been listed on the Novo Mercado of the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) since 2006, and American Depositary Shares representing our common shares are traded on the New York Stock Exchange (ADR level III).

A breakdown of our products is as follows, which are sold both in Brazil and to our international customers:

•	Meat Products, consisting of in natura meat, which we define as frozen whole and cut chicken, frozen pork;
•	Processed Food Products, including the following:
o	marinated, frozen, whole and cut chicken, roosters (sold under the Chester® brand) and turkey;
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o	specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and
o	frozen processed meats, such as hamburgers, steaks, breaded meat products, kibbeh and meatballs;
•	Other Processed Products, including the following:
o	margarine; and
o	frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods; and
o	plant-based products, such as nuggets, pies, vegetables and hamburgers; and
•	Other, consisting of soy meal, refined soy flour and animal feed.

In Brazil, we operate 34 meat processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants. All of these industrial facilities are located near our raw material suppliers or main consumer centers. We have an advanced logistics system in our domestic market, with 21 distribution centers, six of which are owned by us and 15 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international market, we operate six industrial facilities for meat processing. Additionally, after giving effect to the divestitures made in connection with our financial and operational restructuring plan, we continue to operate 24 distribution centers located in Asia, the Southern Cone and the Middle East as well as commercial offices on four continents.

We are also focused on addressing the impact of climate change on the environment and our business. Among the initiatives that we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of grain stocks and purchases and the constant monitoring of the weather in agricultural regions to guide our purchasing decisions, as well as anticipating price movements in the commodity markets. Other initiatives include technological innovations in our animal-raising facilities to improve efficiency and safeguard animal welfare. In addition, we recognize that consumers, investors and other stakeholders are more conscious of social and environmental aspects of the production chain. We have taken steps to address these concerns, for example by entering into a partnership with the World Wide Fund for Nature (WWF) and joined the Collaboration for Forests and Agriculture (CFA) in 2019, with the aim of developing a more sustainable grain supply chain. From 2015 until 2019, we have allocated €235.7 million in projects with environmental benefits, and we have planted a renewable forest with 31 thousand hectares.

Our Industry

We manage our business to target both the Brazilian market and export markets.

Brazilian Market

As a Brazilian company, with a significant portion of our operations in Brazil, we are acutely affected by local economic conditions. Because of our significant operations in Brazil, fluctuations in Brazilian demand for our products affect our production levels and revenues.

Real gross domestic product (“GDP”) in Brazil increased at an average annual rate of 2.3% from 2004 through 2019, and decreased at a rate of 11.0% for the six months ended June 30, 2020. For two consecutive years, in 2015 and in 2016, Brazil’s GDP decreased by 3.5%, after increasing 0.5% in 2014. Reacting to this weak economic scenario, the Central Bank lowered the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia, or “SELIC”) interest rate, which is the short-term benchmark interest rate. Overall, the long-term trend remains downward, from 17.8% as of December 31, 2004 to 4.5% as of December 31, 2019 to 2.25% as of June 30, 2020. For the year ended December 31, 2019, the Extended

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National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or the “IPCA”) published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) increased by 4.31%. The IPCA increased by 0.1% for the six months ended June 30, 2020.

The unemployment rate and consumer confidence levels also have an impact on consumption levels in Brazil. The average unemployment rate for 2019 was 11.9%, a decrease of 0.4 percentage point as compared to 12.3% for 2018. The average unemployment rate for June 2020 was 13.3%, a decrease of 2.3 percentage points as compared to December 31, 2019. The Consumer Confidence Index for December 2019 was 91.6%, 1.4 percentage points above that in December 2018.

According to the Brazilian Association of Supermarkets (Associação Brasileira de Supermercados, or “ABRAS”) in December 2019, supermarket sales in real terms (adjusted using the IPCA), increased 2.3% compared to December 2018, and such sales increased 2.8% in June 2020 compared to June 2019. In 2019 and the six months ended June 30, 2020, supermarket sales in real terms increased by 3.6% and 3.5%, respectively, as compared to 2018 and the six months ended June 30, 2019, respectively.

Export Markets

The information set forth in this “Export Markets” subsection is derived from SECEX and relates to Brazilian exports as a whole and not only to exports of our company.

Brazilian chicken exports increased by 2.0% in the six months ended June 30, 2020 compared to the corresponding period in 2019 in terms of volume. Pork exports registered an increase of 38.4% in volume sold in the six months ended June 30, 2020 compared to the corresponding period in 2019.

Brazilian chicken exports in the six months ended June 30, 2020 totaled 2.0 million tons of sales, representing R$14.2 billion in net sales (equivalent to U.S.$2.9 billion). China was the main destination for these exports (23.5%), followed by Japan (12.3%), Saudi Arabia (10.6%) and the United Arab Emirates (7.8%).

The volume of pork exports in the six months ended June 30, 2020 totaled 421.2 thousand tons, representing R$5.0 billion in net sales (equivalent to U.S.$1.0 billion). The leading importers, China, Hong Kong and Singapore represented 56.8%, 13.9% and 6.8%, respectively, of total exports from Brazil.

Competitive Strengths

We believe our major competitive strengths are as follows:

•	Leadership in the Brazilian Food Market with Strong Brands and a Global Presence. We are one of the largest producers of fresh and frozen protein foods in the world in terms of production capacity with a size and scale that allows us to compete both inside and outside of Brazil with established and valuable brands. According to Nielsen, in Brazil, for the six months ended June 30, 2020, our market share was 49.5% of the cold cuts market, 45.2% of the frozen food market, 56.5% of the margarine market and 36.6% of the sausage and franks market. In addition, we are one of the largest food companies in the world in terms of market capitalization. We believe our leading position allows us to leverage market opportunities by expanding our business, increasing our offer of value-added products and improving our initiatives in our targeted export markets. Our own and licensed brands such as Sadia, Perdigão, Perdix, Qualy, Confidence, Hilal and Banvit are highly recognized in a number of countries, such as Brazil, Saudi Arabia and Turkey, and we are expanding our presence with local brands in key markets. Our Sadia and Perdigão brands were included among the “Most Valuable Brands” in Brazil in 2019 by WPP and Kantar and among the five Most Preferred Masterbrands in Brazil by IPSOS.
•	Extensive Distribution Network. We believe we are one of the few companies with an established distribution network that can deliver frozen and chilled products in practically any region of Brazil. In 2019, we had more than 555,000 monthly deliveries to customers in Brazil. Through our distribution centers in Brazil and in other countries, we served more than 250,000
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customers from 130 countries in 2019. We have a strong presence in the Middle East including approximately 7,000 employees, exclusively dedicated to serve the Muslim market, with an operational structure including equity interests we have acquired in distribution companies such as Al Khan Foodstuff LLC (“AKF”), the leader in the distribution of frozen and chilled food in the Sultanate of Oman, and Federal Foods Limited (“Federal Foods”), the leader in the distribution of food in the United Arab Emirates. In addition, we also operate through Al Wafi in Saudi Arabia. Lastly, we also joined the Turkish market through the acquisition in 2017 of Banvit Bandirma Vitamili Yem Sanayii A.S. (“Banvit”), one of the largest poultry producers in the country and owner of some of the most recognized brands in the country. Our established distribution capabilities and logistical experience allow us to expand our national and international business, leading to higher sales volume and a greater coverage of our line of products. As of the end of August 2020, we had received 40 plants licenses to export our products to nine countries (Chile, Philippines, Oman, Mexico, South Korea, Canada, China, Bolivia and Egypt). We intend to double this by the end of the year. Of these licenses, 32 were for chicken, one for pork and eight for processed foods.

•	Low Cost Products in a Growing Global Market. We believe we have a competitive advantage over producers in some of our export markets due to our lower production costs and gains of efficiency in animal production in Brazil and in the industry overall in Turkey and the United Arab Emirates. We have also achieved a scale of production, including six industrial units outside of Brazil, and quality that allows us to compete effectively with the main producers in Brazil and other countries. We set up a series of programs aimed at maintaining and improving our cost effectiveness, including programs to optimize our supply chain by integrating demand, production, inventory management and customer service. We have a highly integrated production chain, spanning from the purchasing of grains, production of feedstock, delivery of animal feed to our integrated partners, slaughtering, processing, sales and distribution of products to our final consumers. Our Shared Service Center (CSC - Centro de Serviços Compartilhados, or “CSC”) centralizes our administrative and corporate activities, while our Zero-Base Budget and Zero-Based Cost programs (OBZ – Orçamento Base Zero and CBZ – Custo Base Zero) are directed at enhancing the efficiency of cost and expense management.
•	Strategic and Diversified Geographic Locations. Our slaughterhouses are strategically located in different regions of Brazil (South, Southeast and Midwest). This allows us to offset the risks from potential restrictions on exports that may occur in particular regions of the country due to sanitary concerns. The geographical diversity of our 21 distribution centers in 14 Brazilian states also allows us to optimize our logistics network and increase our outreach in Brazil. In addition, we opened our first processed food plant in the Middle East in Abu Dhabi, United Arab Emirates in 2014. In 2017, we concluded the acquisition of Banvit, one of the largest poultry producers in Turkey, through TBQ Foods GmbH, a joint venture formed with the Qatar Investment Authority. In 2020, we acquired 100% of the share capital of Joody Al Shargiva Food Production Factory, a processing unit located in Saudi Arabia, whose portfolio of products includes breaded, seared cuts, and hamburgers, among others. The redefinition of key markets, focusing on Brazil, the Muslim world and Asia, reinforces our competitive differentiation through the flexible, robust chain that is able to serve countries quickly and efficiently, adapting the portfolio and the production model according to local needs. Our focus on strategically located local operations allows for rapid and efficient access to targeted markets and increases our ability to adapt products to local demands.
•	Emphasis on Quality, Safety and Portfolio Diversity. We are committed to food safety and quality in all of our operations to meet the specifications of our clients, prevent contamination and reduce the risks of epidemics of animal illnesses. All of our portfolio is evaluated in terms of quality and health safety, which ranges from the treatment of poultry and pigs in the production chain to the production, distribution and sale processes. We have a diversified variety of products that give us the flexibility to direct our production according to the market demand and the seasonality of our products. To support this continuous innovation of our
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product portfolio, we have been continuously investing in our R&D facility in Jundiaí, in the State of São Paulo.

•	Reinforced Governance with Experienced Management. Our management endeavors to accentuate best practices in our operations and corporate governance standards. After a series of enhancements, our leadership structure includes experienced advisors with long-term vision for the industry and an executive team with nine vice presidents, distributed among corporate areas, markets and operations specialties. Our executive team is specialized by geographic region (Brazil and international markets), by operational areas (Integrated Planning & Logistics, Quality, R&D and Sustainability, and Operations & Procurement) and through corporate assignments (HR & IT, Finance & Investor Relations, Strategy, Management & Innovation and Institutional Affairs, Legal & Compliance).

Business Strategy

Our general strategy consists of using our competitive advantage as a low-cost producer of food in large scale to increase the return on invested capital and continue to grow sustainably in the coming years. We intend to continue to strengthen our global distribution network and client base in our target markets, providing a portfolio of diversified, innovative products directed at those markets and supported by strong international and local brands, while being guided by our commitment to safety, integrity and quality. The main elements in our strategy are the following:

•	Maintaining a Strong and Strategic Business Plan. We intend to become a global home of brands offering the best products and solutions to our customers and end consumers joining together our global and regional capabilities. We aim to defend our leadership position, and pursue additional growth opportunities, in our key markets. We will continue to invest time and resources to improve our sustainable supply chain into new models that will enhance our competitive advantages and put BRF ahead of the competition, by focusing on those products that we believe have the most strategic importance. Similarly, we will leverage and capitalize on our other key capabilities (sales and logistics, innovation, quality and people) to support this strategy. Furthermore, we are modernizing and improving our corporate culture so that it remains strong and aligned with the organization and the decision-making process of value creation, while we establish a performance culture in the company that is strengthened by meritocracy. This renewed corporate culture will reinforce our commitment to attract, develop and retain talent, a key element for the company’s sustainable development.
•	Focusing on Financial Discipline. We are focused on maintaining our return on invested capital above the cost of capital, increasing our gross margin and EBITDA, and seeking optimal leverage. Since 2018, we have engaged in a restructuring plan focused on deleveraging and directing business to areas with greater growth potential, where we believe BRF has a competitive advantage. Pursuant to that plan, we divested from our operations in Argentina, Europe and Thailand, improved our working capital (mainly through inventories of frozen raw material) and securitized certain receivables. As a result, we reinforced our cash position and improved our Net Debt/ EBITDA ratio. In addition, we seek to improve our debt profile by using a portion of the proceeds from this offering to repurchase certain of our outstanding debt in the Tender Offers, which may include all or a portion of our outstanding 5.875% Senior Notes due 2022, 2.750% Senior Notes due 2022, 3.95% Senior Notes due 2023 and 4.75% Senior Notes due 2024 and the outstanding 4.350% Senior Notes due 2026 issued by our subsidiary BRF GmbH and guaranteed by BRF. We believe that the completion of these transactions will give us further financial flexibility by (i) extending the average term and reducing the average cost of our indebtedness and (ii) allowing us to develop working capital initiatives that will permit us to improve our operational performance, such as by engaging in negotiations with key suppliers and customers seeking more favorable terms and conditions. See “Use of Proceeds.” For our definitions of EBITDA and Adjusted EBITDA and reconciliations of income (loss) from continuing operations to EBITDA and Adjusted EBITDA, see “—Summary Financial and Other Information.”
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•	Increasing our Domestic and International Client Base. We seek to further expand our Brazilian and international client base by continuing to offer high quality products and services. We intend to focus on efficiency to increase our competitiveness on the global stage, delivering high quality services to our clients and raising distribution and logistics in our key markets to a central position in our business. We believe there are also opportunities to expand penetration in the Brazilian market by increasing our client base and raising the productivity of our sales force. For the six months ended June 30, 2020, sales in Brazil represented 51.5% of our total net sales while sales outside of Brazil (excluding the Other segment) represented 45.5%, and for the year ended December 31, 2019, sales in Brazil represented 52.3% of our total net sales while sales outside of Brazil represented 44.5%.
•	Refocusing our Core Business according to Consumer and Market Preferences. We are focused on delivering innovative products that our clients regard as being value-added. We intend to refocus our most important categories of products, as well as increase our market penetration, through a more granular view (by category, channel, region, brands and consumer/consumption segments). We are planning to align our strategy, processes and people to the needs of our clients by creating an integrated medium-term plan for our value chain that is strong, flexible and focused on value creation. Lastly, we intend to promote a pricing model aimed at providing a more rational pricing scheme.
•	Focusing on Key Global Categories of Higher Value-Added Food Products. The merger between Perdigão S.A. and Sadia S.A. in 2009 brought a great variety of processed products to our portfolio and created the largest exporters of poultry products in the world according to Trademap. Since then, we have been expanding our portfolio in Brazil through new product launches, such as new lines of ready-to-eat meals, frozen cuts, sausages/franks and margarines. Outside Brazil, we have been making selective acquisitions of companies and brands since 2011. We intend to continue to diversify our product lines and to move downstream in the distribution segment, increasing our presence at points of sale and removing intermediaries in the value chain. In line with this strategy, we intend to provide products that deliver to our consumers greater practicality, such as the Fácil and Soltíssimo lines, and healthiness, like Sadia’s new lines of cold cuts with 30% less sodium. Additionally, in 2014, we inaugurated a plant in Abu Dhabi, United Arab Emirates and, in 2020, we acquired a plant in Saudi Arabia, to service our customers in the gulf region with processed products.
•	Pursuing Leadership in Low Costs. We continue to enhance our cost structure in order to maintain competitive costs and increase the efficiency of our operations while maintaining our commitment with quality and food safety. In Brazil, we are seeking to increase growth in certain categories of our products; to consolidate our leadership and profitability in products of greater added value; to transform food service into a strategic platform, to increase customer productivity with pricing technologies and performance measures; to improve efficiencies in transport, warehousing and logistics networks; and to make innovation as the core of our business. Outside of Brazil, we are seeking to build upon our position as the largest exporter to the Gulf Cooperation Council countries and to improve our leadership in the Turkish and Saudi Arabian markets; to migrate to products with higher added value; and to expand our operations and increase our presence in Asia.

Recent Developments

Tender Offers

On September 14, 2020, we intend to launch cash tender offers (1) for any and all of the (i) 5.875% Senior Notes due 2022 (the “2022 Notes”) issued by us (the “2022 Notes Tender Offer”), (ii) 2.750% Senior Notes due 2022 (the “Euro Notes”) issued by us (the “Euro Notes Tender Offer”) and (iii) 3.95% Senior Notes due 2023 (the “2023 Notes”) issued by us (the “2023 Notes Tender Offer”) and (2) for up to the Maximum Amount (as defined in the Offer to Purchase referred to below) of the (iv) 4.75% Senior Notes due 2024 (the “2024 Notes”) issued by us (the “2024 Notes Tender Offer”) and (ii) 4.350% Senior Notes due

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2026 (the “2026 Notes”) issued by BRF GmbH and guaranteed by us (the “2026 Notes Tender Offer”). All references in this Report on Form 6-K to the “Existing Notes” are to the 2022 Notes, the Euro Notes, the 2023 Notes, the 2024 Notes and the 2026 Notes. All references in this Report on Form 6-K to the “Tender Offers” are to the 2022 Notes Tender Offer, the Euro Notes Tender Offer, the 2023 Notes Tender Offer, the 2024 Notes Tender Offer and the 2026 Notes Tender Offer. As of June 30, 2020, U.S.$109,312 thousand aggregate principal amount of the 2022 Notes was outstanding, €324,781 thousand aggregate principal amount of the Euro Notes was outstanding, U.S.$345,989 thousand aggregate principal amount of the 2023 Notes was outstanding, U.S.$517,858 thousand aggregate principal amount of the 2024 Notes was outstanding, and U.S.$500,000 thousand aggregate principal amount of the 2026 Notes was outstanding. After our repurchase of certain of the Existing Notes in tender offers we conducted in July 2020, US$82,122 thousand aggregate principal amount of the 2022 Notes was outstanding, €205,720 thousand aggregate principal amount of the Euro Notes was outstanding, U.S.$285,422 thousand aggregate principal amount of the 2023 Notes was outstanding, U.S.$453,714 thousand aggregate principal amount of the 2024 Notes was outstanding, and U.S.$500,000 thousand aggregate principal amount of the 2026 Notes was outstanding. Our repurchase of Existing Notes in the July 2020 tender offers with cash on hand contributed to our ability to reduce our outstanding loans and borrowings denominated in foreign currencies by U.S.$151,901 thousand and €119,061 thousand which helped us to extend our debt maturity profile from 4.2 years to 4.9 years.

The Tender Offers will be subject to the satisfaction, or waiver by us, of certain terms and conditions, including the pricing of this offering on terms satisfactory to us. The 2022 Notes Tender Offer, the Euro Notes Tender Offer and the 2023 Notes Tender Offer will expire at 8:30 a.m. (New York City time) on September 21, 2020, unless extended or earlier terminated by us. The 2024 Notes Tender Offer and the 2026 Notes Tender Offer will expire at 5:00 p.m. (New York City time) on October 9, 2020, unless extended or earlier terminated by us.

This Report on Form 6-K is not an offer to purchase, or the solicitation of an offer to sell, the Existing Notes. The Tender Offers will only be made by, and on to the terms and conditions set forth in, the Offer to Purchase of BRF dated September 14, 2020.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared COVID-19 to be a global pandemic. The global spread of COVID-19 has triggered the implementation of significant measures by governments and private sector entities which, in turn, have disrupted consumption and trade patterns, supply chains and production processes on a global scale and specifically relating to our business, including with respect to product shipments. In addition, customers from certain regions in which we operate are being affected, mainly by the measures of social distancing imposed by authorities and restrictions on public gatherings or interactions, which may limit the opportunity for our customers to purchase our products. The consequences of the pandemic could also result in the destabilization of commodity prices and/or the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and have a material adverse effect on our results of operations. Any deterioration in the credit cycle of our customers as a result of the pandemic and/or the measures implemented to address it, may adversely affect our results and cash flows in the future.

Our operations include global production and distribution facilities, and if there is an outbreak of COVID-19 in our facilities or the communities where we operate and distribute our products, our production, operations, employees, suppliers, customers and distribution channels could be severely impacted. Ports and other channels of entry may be closed or operate at only a portion of capacity, as workers may be prohibited or otherwise unable to report to work, and means of transporting products within regions or countries may be limited for the same reason, along with the potential for transport restrictions related to quarantines or travel bans. In addition, countries to which we export our products may institute bans on the importation of our products, products produced by our partners or on all or some food products from Brazil in general based on perceived COVID-19 concerns. For example, earlier this year, after we experienced COVID-19 outbreaks at our plants in Lajeado and Dourados, our authorization for the exportation of pork protein and chicken protein,

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respectively, from these plants was suspended by the General Administration of Customs of China. In addition, in August 2020, the Philippines suspended the import of chicken products from Brazil.

Through the date of this Report on Form 6-K, we have continued to operate our plants, distribution centers, logistics, supply chain and administrative offices, although currently we have implemented a partial remote work program in some of our corporate offices and we had to close our Lajeado plant for a week in May 2020 and our Rio Verde plant for 14 days in June 2020, in each case as the result of an outbreak. As of the date of this Report on Form 6-K, there has been no material change in our production plan, operation and/or commercialization. Our management has developed and implemented contingency plans to maintain the operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, formed by executives, specialists in the public health area and consultants.

However, we have incurred losses and additional expenditures, mainly related to idleness, personnel, prevention, control and logistics, as a result of the pandemic, which are detailed in Note 1.4 to our unaudited condensed consolidated interim financial information incorporated by reference herein. In addition, during the six months ended June 30, 2020, in order to preventively strengthen our liquidity level, we entered into credit facilities with financial institutions in Brazil in the aggregate amount of more than R$2,430,000 thousand with an average term of more than one year. During July and August 2020, we prepaid a portion of these credit facilities in the aggregate amount of R$964,484 thousand.

In addition, BRF has approved the donation of food, medical supplies and other support to research and social development funds, in an amount equal to approximately R$50 million, in order to contribute to the efforts to combat the effects of the COVID-19 pandemic, including support to hospitals, philanthropic entities, social assistance organizations and health professionals in the states and municipalities in which we operate.

Due to the high volatility and uncertainty around the length and the impact of the pandemic, we will continue to monitor the situation in the markets in which we operate and evaluate the impacts of the pandemic on the assumptions and estimates we use in preparing our financial statements.

Agribusiness Receivables Certificates

On July 14, 2020, BRF concluded an issuance of Agribusiness Receivables Certificates (“CRAs”) through Vert Companhia Securitizadora’s 46th issuance of CRAs, in the amount of the R$2.2 billion. The principal of the CRAs of the 1st Series matures in a single installment on July 15, 2027, with interest payable every six months. The principal of the CRAs of the 2nd Series matures in three installments, the first on July 17, 2028 (33.33% of the updated amount of the principal), the second on July 16, 2029 (50% of the updated amount of the of the principal) and the last on July 15, 2030 (100% of the updated amount of the principal), with interest payable every six months (the “2020 CRAs”). The underlying asset of the 2020 CRAs are non-convertible unsecured debentures issued by BRF in the aggregate amount of R$2.2 billion. Such debentures were subscribed by VERT, to back the issuance of the 2020 CRAs. In total, 2,200,000 debentures were issued and subscribed by VERT, with a face value per unit of R$1,000.00. Of this total, 705,000 debentures were placed on the 1st Series and bear interest of 5.30% per year and 1,495,000 were placed on the 2nd Series and bear interest of 5.60% per year. The principal of the 1st Series debentures matures in a single installment on July 14, 2027, with interest payable every six months. The principal of the 2nd Series debentures matures in three installments, the first on July 14, 2028 (33.33% of the updated amount of the principal), the second on July 13, 2029 (50% of the updated amount of the of the principal) and the last on July 12, 2030 (100% of the updated amount of the principal), with interest payable every six months.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with (i) our audited consolidated financial statements included in our 2019 Form 20-F, (ii) the information set forth under “Item 5. Operating and Financial Review and Prospects” in our 2019 Form 20-F and (iii) our unaudited condensed consolidated interim financial information filed on the Report on Form 6-K which we furnished to the SEC on September 14, 2020.

Results of Operations

Segments and Product Lines

We report our results according to the following segments:

•	Brazil, which includes our sales within Brazil of the product categories described below;
•	International, which includes our sales outside of Brazil of the product categories described below; and
•	Other, which includes our worldwide sales of the product categories described below.

Within the Brazil and International segments, we report net sales in the following product categories:

•	Meat Products, consisting of in natura meat, which we define as frozen and fresh whole and cut chicken, and frozen pork;
•	Processed Food Products, including the following:
o	marinated frozen, whole and cut chicken, roosters (sold under the Chester® brand) and turkey;

o specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

o frozen processed meats, such as hamburgers, steaks, breaded meat products, kibbeh and meatballs;

•	Other Processed Products, including the following:

o margarine; and

o frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods; and

•	Other, consisting of soy meal and refined soy flour and animal feed.

Within the Other segment, we report net sales of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), health care (health and wellness) and agricultural products.

The table below sets forth the breakdown of our net sales for the periods indicated:

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	Year ended December 31,
	2019	2018	2017

Brazilian Market
Poultry	11.0%	10.6%	9.5%
Pork/Beef	2.8%	2.7%	2.8%
Processed food products	38.3%	40.7%	41.3%
Other Sales	0.1%	0.1%	0.1%
Total Brazilian market	52.3%	54.0%	53.6%

International Markets
Poultry	33.7%	33.2%	31.6%
Pork/Beef	4.0%	2.9%	5.1%
Processed food products	6.3%	6.1%	5.4%
Other Sales	0.5%	1.0%	1.4%
Total International Markets	44.5%	43.3%	43.5%

Other Segments
Poultry	0.1%	0.0%	0.1%
Pork/Beef	0.0%	0.1%	0.0%
Processed food products	0.0%	0.0%	0.0%
Other Sales	3.0%	2.6%	2.8%
Total Other Segments	3.2%	2.8%	2.9%
Total	100.0%	100.0%	100.0%

In the six months ended June 30, 2020, we generated 44% of our net sales from processed and other processed meat products, 43% of our net sales from in natura poultry, 9% from in natura pork and 4% from other sales. No single customer or economic group represented more than 5.0% of our total net sales in the six months ended June 30, 2020.

In our Brazil segment, which accounted for 51% of our net sales in the six months ended June 30, 2020, we operate under brand names such as Sadia, Perdigão and Qualy, which are among the most recognized brands in Brazil. In our International segment, which accounted for 46% of our total net sales in the six months ended June 30, 2020, the leading brands were Sadia, Perdix, Hilal and Confidence. Our Other segment accounted for 3% of our total net sales in the six months ended June 30, 2020.

We export to more than 130 countries, primarily to distributors, the institutional market (which includes restaurants and food service chains) and food processing companies. In the six months ended June 30, 2020, our international sales accounted for 43% of our volume, of which 39% was to halal delivery duty paid (“DDP halal”) and 31% was to direct exports, and 30% was to Asia.

Results of Operations as a Percentage of Net Sales for the Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019

The following table sets forth the components of our results of operations in reais and as a percentage of net sales for the six months ended June 30, 2020 and 2019.

	Six Months Ended June 30,
	2020		2019
	(in thousands of reais)	(%)	(in thousands of reais)	(%)

Net sales	18,052,991	100.0	15,697,259	100.0
Cost of sales	(13,821,122)	(76.6)	(12,088,540)	(77.0)
Gross profit	4,231,869	23.4	3,608,719	23.0
Operating expenses:
Selling expenses	(2,645,223)	(14.7)	(2,392,072)	(15.2)
General and administrative expenses	(333,025)	(1.8)	(277,386)	(1.8)
Impairment loss on trade and other receivables	(11,755)	(0.1)	(3,798)	(0.0)
Other operating income (expenses), net	(100,000)	(0.6)	153,801	1.0
Income (loss) from associates and joint ventures	—	—	(1,025)	(0.0)
Operating income	1,141,866	6.3	1,088,239	6.9
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Financial expenses	(735,913)	(4.1)	(1,551,277)	(9.9)
Financial income	194,711	1.1	560,729	3.6
Foreign exchange variations and derivative results	(255,570)	(1.4)	(77,039)	(0.5)
Income before taxes	345,094	1.9	20,652	0.1
Income taxes	(76,197)	(0.4)	57,093	0.4
Income (loss) from continuing operations	268,897	1.5	77,745	0.5
Income (loss) from discontinued operations	—	—	(765,122)	(4.9)
Income (Loss)	268,897	1.5	(687,377)	(4.4)
Attributable to:
Controlling shareholders	257,949	1.4	(678,110)	(4.3)
Non-controlling interest	10,948	0.1	(9,267)	(0.1)

Presentation of Operating Segments and Net Sales Information

Our operating segments include: (i) Brazil; (ii) International, which concentrates all of our operations outside Brazil and has absorbed the former Halal and International segments reported in our financial statements as of and for the year ended December 31, 2018; and (iii) Other. These segments include sales through all of our distribution channels and operations, subdivided according to the nature of the following products: (i) poultry (whole poultry and in natura cuts), (ii) pork and others (in natura cuts); (iii) processed foods (processed foods, frozen and processed products derived from poultry, pork, margarine, vegetable and soybean-based products); and (iv) other sales (refined soy flour for food service). Other is divided into commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness), as well as commercialization of agricultural products. See Note 25 to our unaudited condensed consolidated interim financial information for a breakdown of net sales by segment and product line and for a breakdown of intangible assets by each reportable segment.

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•	ICMS Taxes – ICMS is a state value-added tax on our gross sales in the Brazilian market at a rate that varies by state and product sold. Our average ICMS tax rate for the six months ended June 30, 2020 was 9.76%. However, exports are not subject to these taxes.
•	PIS and COFINS Taxes – The PIS and the COFINS taxes are federal social contribution taxes levied on gross revenues from the Brazilian market at the rates of 1.65% for PIS and 7.6% for COFINS for the six months ended June 30, 2020. However, (1) exports are not subject to these taxes, (2) we currently benefit from a reduction of the tax rate to zero with respect to our in natura pork and poultry cuts and (3) our financial revenues are subject to PIS and COFINS at tax rates of 0.65% and 4.0%, respectively. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our profitability” in our 2019 Form 20-F.

•	Discounts, Returns and Other Deductions – Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes. As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the six months ended June 30, 2020 and 2019:

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	Six Months Ended June 30,
	2020	2019	Change
	(in thousands of reais)		(%)

Gross sales
Brazil	11,506,128	9,951,942	15.6%
International	8,804,578	7,745,612	13.7%
Other segments	590,579	554,970	6.4%
Total	20,901,285	18,252,524	14.5%
Sales deduction
Brazil	(2,208,119)	(1,929,779)	14.4%
International	(581,589)	(566,243)	2.7%
Other segments	(58,586)	(59,243)	(1.1)%
Total	(2,848,294)	(2,555,265)	11.5%
Net sales
Brazil	9,298,009	8,022,163	15.9%
International	8,222,989	7,179,369	14.5%
Other segments	531,993	495,727	7.3%
Total	18,052,991	15,697,259	15.0%

Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019

The following provides a comparison of our results of operations for the six months ended June 30, 2020 against our results of operations for the six months ended June 30, 2019, based on our unaudited condensed consolidated interim financial information which was originally prepared for purposes of filing with the Brazilian Securities Commission (Comissão de Valores Mobiliários).

Net Sales

Our net sales increased R$2,355,732 thousand, or 15.0%, to R$18,052,991 thousand in the six months ended June 30, 2020 from R$15,697,259 thousand in the corresponding period in 2019, primarily due to higher prices across all regions, especially in the international market, and increased volumes in Brazil.

Brazil Segment

Net sales from our Brazil segment increased R$1,275,846 thousand, or 15.9%, to R$9,298,009 thousand in the six months ended June 30, 2020 from R$8,022,163 thousand in the corresponding period in 2019, primarily due to increased advertising campaigns, trade agreement activations, disciplined execution and improved services, as well as increased demand. In addition, in the context of changes in consumer habits caused by the COVID-19 pandemic, our competitive advantages, such as brand preference, broad distribution and comprehensive portfolio, among others, especially in the processed food and margarine categories, resulted in higher average selling prices and volumes.

The following table provides a breakdown of our volumes and net sales for our Brazil segment.

	Volume Six Months Ended June 30,			Net Sales Six Months Ended June 30,
	2020	2019	Change	2020	2019	Change
	(in thousands of tons)		(%)	(in thousands of reais)		(%)

Poultry	233	249	(6.4)	1,763,725	1,794,305	(1.7)
Pork and other	61	58	5.2	586,807	445,515	31.7
Total in natura meat	294	307	(4.2)	2,350,532	2,239,820	4.9
Processed foods	820	720	13.9	6,933,812	5,775,094	20.1
Other sales	NM	NM	NM	13,665	7,249	88.5
Total	1,114	1,027	8.5	9,298,009	8,022,163	15.9

 ___________

NM means “not material”.

The following table sets forth our average selling prices in our Brazil segment.

Average Selling Prices Six Months Ended June 30,
2020	2019	Change
16

	(in reais per kg)		(%)

Brazil	8.35	7.81	6.9

International Segment

Our net sales for our International segment increased R$1,043,620 thousand, or 14.5%, to R$8,222,989 thousand in the six months ended June 30, 2020 from R$7,179,369 thousand in the corresponding period in 2019, primarily due to higher prices and volumes in Asia, where there has been a higher demand for imported products as a result of impact on supply of the outbreak of the African Swine Fever in several countries. Depreciation of the real against the U.S. dollar also increased sales in this segment.

The following table provides a breakdown of our volumes and net sales for our International segment.

	Volume Six Months Ended June 30,			Net Sales Six Months Ended June 30,
	2020	2019	Change	2020	2019	Change
	(in thousands of tons)		(%)	(in thousands of reais)		(%)

Poultry	710	743	(4.4)	5,978,347	5,449,083	9.7
Pork and other	92	70	31.4	1,037,920	560,592	85.1
Total in natura meat	802	813	(1.4)	7,016,267	6,009,675	16.7
Processed foods	118	121	(2.5)	1,074,175	1,048,979	2.4
Other sales	1	NM	NM	132,547	120,715	9.8
Total	921	934	(1.4)	8,222,989	7,179,369	14.5

 ___________

NM means “not material”.

The following table provides a further breakdown of the volume and net sales of the International segment into Asia, direct exports and DDP halal.

	Volume Six Months Ended June 30,			Net Sales Six Months Ended June 30,
	2020	2019	Change	2020	2019	Change
	(in thousands of tons)		(%)	(in thousands of reais)		(%)

Asia	279	252	10.7	2,750,075	2,004,360	37.2
Direct exports	282	322	(12.4)	1,950,335	2,159,046	(9.7)
DDP halal	360	360	—	3,522,579	3,015,963	16.8
Total	921	934	(1.4)	8,222,989	7,179,369	14.5

The following table sets forth our average selling prices for our International segment.

	Average Selling Prices Six Months Ended June,
	2020	2019	Change
	(in reais per kg)		(%)

International	8.93	7.69	16.2

Other Segment

Our consolidated net sales for our Other segment increased R$36,266 thousand, or 7.3%, to R$531,993 thousand in the six months ended June 30, 2019 from R$495,727 thousand in the corresponding period in 2019, primarily due to a more solid operating performance at our subsidiary BRF Ingredients and lower raw materials liquidation.

The following table provides a breakdown of our volumes and net sales for our Other segment.

Volume Six Months Ended June 30,			Net Sales Six Months Ended June 30,
2020	2019	Change	2020	2019	Change
(in thousands of tons)		(%)	(in thousands of reais)		(%)
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Other Segment	134	135	(0.7)	531,993	495,727	7.3

The following table sets forth our average selling prices for our Other segment.

	Average Selling Prices Six Months Ended June,
	2020	2019	Change
	(in reais per kg)		(%)

Other Segment	3.97	3.67	8.1

Cost of Sales

Cost of sales totaled R$13,821,122 thousand in the six months ended June 30, 2020, an increase of 14.3% compared to R$12,088,540 thousand in the corresponding period in 2019. The cost of sales for the six months ended June 30, 2019 were negatively impacted by higher average grain prices, as well as the depreciation of the real against the U.S. dollar. In addition, we spent R$174,288 thousand in addressing the impact of COVID-19 in the six months ended June 30, 2020, mainly related to idleness, personnel, prevention, control and logistics.

Gross Profit

Our gross profit increased 17.3% in the six months ended June 30, 2020, to R$4,231,869 thousand from R$3,608,719 thousand in the corresponding period in 2019, with a gross margin of 23.4% in the six months ended June 30, 2020 compared to 23.0% in the corresponding period in 2019. This increase was driven primarily by improved operational results in both the Brazil and the International segments.

The following table provides a breakdown of our gross profit for our Brazil, International and Other segments with a further breakdown of the International segment into the Asia, direct export and DDP halal markets.

	Six Months Ended June 30,
	2020	2019
	(in thousands of reais, except where indicated)
Brazil	2,169,309	1,817,961
International	1,969,016	1,710,364
Asia	820,796	360,542
Direct exports	332,662	383,643
DDP halal	815,558	966,179
Other segments	93,544	80,394
Total	4,231,869	3,608,719

Operating Income (Expenses)

Selling Expenses

Our selling expenses increased 10.6% to R$2,645,223 thousand in the six months ended June 30, 2020 from R$2,392,072 thousand in the corresponding period in 2019, as a result of (i) increased investments in marketing to strengthen our brands; (ii) higher expenses in reais in the international market due to the depreciation of the real against the U.S. dollar; and (iii) expenses we incurred in the prevention of contagion and otherwise addressing the impact of COVID-19 on our operations.

General and Administrative Expenses

Our general and administrative expenses increased 20.1% to R$333,025 thousand in the six months ended June 30, 2020 from R$277,386 thousand in the corresponding period in 2019, as a result of (i) inflation

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in Brazil and (ii) labor expenses relating to prevention of contagion and otherwise addressing the impact of COVID-19 and related employee terminations.

Impairment Loss on Trade and Other Receivables

Our impairment loss on trade and other receivables increased 209.5% to R$11,755 thousand in the six months ended June 30, 2020 from R$3,798 thousand in the corresponding period in 2019. The increase is mainly related to a collection in the International segment which resulted in a significant reversal of the expected credit losses in the six months ended June 30, 2019.

Other Operating Income (Expenses), Net

Other operating expenses, net, was R$100,000 thousand in the six months ended June 30, 2020 as compared to other operating income, net of R$153,801 thousand in the corresponding period in 2019, as a result of the following items recognized in the six months ended June 30, 2019: (i) a provision for probable losses in the amount of R$358,935 thousand due to a tax liability arising from a final court decision that disallowed our use of ICMS tax credits generated from the acquisition of certain staple foods (cesta básica) items and (ii) a gain of R$696,127 thousand related to a final court decision that allowed us to exclude ICMS from the PIS and COFINS calculation basis.

Loss from Associates and Joint Ventures, Net

We reflected no income or loss from associates and joint ventures, net in the six months ended June 30, 2020 as compared to loss from associates and joint ventures, net of R$1,025 thousand in the corresponding period in 2019, as a result of the shutdown of the operations of our subsidiary UP Alimentos Ltda.

Income Before Financial Results and Income Taxes

As a result of the foregoing, our income before financial results and income taxes R$1,141,866 thousand in the six months ended June 30, 2020, compared to income before financial results and income taxes of of R$1,088,239 thousand in the corresponding period in 2019.

The table below sets forth our operating income (expenses) on a segment basis:

	Operating Income (Expenses) by Segment
	2020	2019	Change
	(in thousands of reais)		(%)

Brazil	716,145	556,933	28.6
International	668,333	551,134	21.3
Other	60,157	40,531	48.4
Subtotal	1,444,635	1,148,598	25.8
Corporate(1)	(302,769)	(60,359)	401.6
Total	1,141,866	1,088,239	4.9
__________
(1)	The significant variation in Corporate in 2019 is attributed to incurred expenses in the period, such as those in connection with the Carne Fraca Operation and provisions.

Financial Income (Expenses), Net

Net financial expenses amounted to R$796,772 thousand in the six months ended June 30, 2020, a decrease of 25.4% from R$1,067,587 thousand in the corresponding period in 2019. This decrease in net financial expenses is mainly a result of (i) the reduction of average Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário, or “CDI”) in the six months ended June 30, 2020, impacting fixed interest rates and (ii) the recognition of R$390,353 thousand arising from the measurement at fair value of the put option related to our acquisition of Banvit Bandirma Vitamili Yem Sanayii A.S. in 2017.

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Income (Loss) Before Taxes

As a result of the foregoing, our income before taxes amounted to income of R$345,094 thousand in the six months ended June 30, 2020, as compared to income of R$ 20,652 thousand in the corresponding period in 2019.

Income Taxes

In the six months ended June 30, 2020, income taxes amounted to an expense of R$76,197 thousand, compared to income of R$57,903 thousand in the corresponding period in 2019. Our effective tax rate in the six months ended June 30, 2020 was negative 22.1% compared to an effective tax rate of positive 276.5% in the corresponding period in 2019. This variation is mainly attributable to the effects of the deferred tax assets not recognized partially offset by differences of functional currency and tax rates of our foreign subsidiaries.

Income from Continuing Operations

Income from continuing operations amounted to R$268,897 thousand in the six months ended June 30, 2020, an increase of R$191,152 thousand from loss from continuing operations of R$77,745 thousand in the corresponding period in 2019, reflecting our operational improvement across all segments and lower net financial expenses, partially offset by expenses we incurred in the prevention of contagion and otherwise addressing the impact of COVID-19 on our operations.

Income (Loss) from Discontinued Operations

We had no income or loss from discontinued operations in the six months ended June 30, 2020, as compared to a loss from discontinued operations of R$765,122 thousand in the corresponding period in 2019, mainly due to the write-off of the other comprehensive income (cumulative translation adjustment and hyperinflation) related our former operations in Argentina, Europe and Thailand in the amount of R$862,818 thousand.

Income (Loss)

As a result of the foregoing, we reflected income of R$268,897 thousand in the six months ended June 30, 2020, as compared to a loss of R$687,377 thousand of loss in the corresponding period in 2019.

Liquidity and Capital Resources

As of June 30, 2020, we held R$9,671,275 thousand in cash and cash equivalents. Of that amount, R$5,507,107 thousand, or 56.9%, was held in jurisdictions outside Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign subsidiaries and their growth initiatives as well as amounts needed to service our Brazilian indebtedness and related obligations. If these amounts are moved out of these jurisdictions or repatriated to Brazil, we may be subject to Brazilian tax upon repatriation. In July 2020, we concluded an issuance of R$2.2 billion in Agribusiness Receivables Certificates (“CRAs”) in order to conservatively increase our liquidity. See “—Debt—Local Currency Debt—Agribusiness Receivables Certificates (CRAs).”

Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs and acquisitions, and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flows from operating activities, loans and other financings, offerings of our common shares and sales of marketable securities. Although we have substantial debt that will mature in coming years, we believe that our current cash and cash equivalents, along with our cash flows from operating activities and plans for the extension of the maturity of a portion of our current indebtedness will be sufficient to cover our working capital needs and the service of our indebtedness in the ordinary course of our business.

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Cash Flows

	Six Months Ended June 30,
	2020	2019
	(in thousands of reais)

Net cash provided by consolidated operating activities	3,553,072	605,049
Net cash provided by (used in) consolidated investing activities	(425,352)	1,178,856
Net cash provided by (used in) consolidated financing activities	1,243,293	(1,615,397)
Effect of exchange rate variation on cash and cash equivalents	1,062,477	31,572
Net increase (decrease) in cash and cash equivalents	5,433,490	200,080

Cash Flows Provided by (Used in) Operating Activities

We recorded net cash flows provided by consolidated operating activities of R$3,553,072 thousand in the six months ended June 30, 2020, compared to cash flows provided by operating activities of R$605,049 thousand in the corresponding period in 2019. The increase of R$2,948,023 thousand is mainly due to an increase in income from continuing operations to R$268,897 thousand for the six months ended June 30, 2020 (compared to R$77,745 thousand in the corresponding period in 2019), adjusted by the non-cash inflow effects of R$2,401,330 thousand for the six months ended June 30, 2020 (compared to non-cash inflow effects of R$2,123,374 in the corresponding period in 2019), in addition to a reduction of 2.7 days in the average financial cycle in the six months ended June 30, 2020 compared to the corresponding period in 2019.

Cash Flows Provided by (Used in) Investing Activities

We recorded net cash flows used in consolidated investing activities of R$425,352 thousand in the six months ended June 30, 2020, compared to cash flows provided by investing activities of R$1,178,856 thousand in the corresponding period in 2019. The decrease of R$1,604,208 thousand is mainly due to the proceeds from disposals of property, plant, equipment and investments in the six months ended June 30, 2019 of R$1,789,751 thousand, which includes the sale of our operations in Europe, Thailand and Argentina.

Cash Flows Provided by (Used in) Financing Activities

We recorded cash flows provided by consolidated financing activities of R$1,243,293 thousand in the six months ended June 30, 2020, compared to cash flows used in financing activities of R$1,615,397 thousand in the corresponding period in 2019. The variance is mainly due to the amount of debt repaid of R$ 1,639,768 thousand and proceeds from debt issuance of R$3,357,785 thousand in the six months ended June 30, 2020, compared to an amount of debt repaid of R$3,121,428 thousand and proceeds from a debt issuance of R$1,783,550 thousand in the six months ended June 30, 2019.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures, working capital and purchases of raw materials. The following table sets forth our net indebtedness (according to the type of debt and currency) net of cash, cash equivalents, marketable securities, restricted cash and derivative financial instruments for the periods indicated.

	As of June 30, 2020	As of December 31, 2019

	(in thousands of reais, except where indicated)

Total loans and borrowings	(24,863,551)	(18,620,279)
Local currency	(9,223,087)	(7,613,755)
Foreign currency	(15,640,464)	(11,006,524)
Cash, cash equivalents and marketable securities and restricted cash	10,448,093	5,259,613
Local currency	4,512,535	1,758,495
Foreign currency	5,935,558	3,501,118
Derivative financial instruments, net	(895,311)	91,703
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Net Debt(1)	(15,310,769)	(13,268,963)

(1)	We define Net Debt as total loans and borrowings plus derivative financial instruments, net minus cash and cash equivalents (including marketable securities and restricted cash). Net Debt is a supplemental measure of our financial condition and used in making certain management decisions. It is not a prescribed measure under IFRS.

The table below provides a further breakdown of our indebtedness by type of debt.

	As of June 30, 2020			As of December 31, 2019
	Current Loans and Borrowings	Non-current Loans and Borrowings	Total Loans and Borrowings	Total Loans and Borrowings
	(in thousands of reais)

Working capital facilities	1,401,725	1,785,935	3,187,660	3,312,639
Agribusiness receivables certificate	821,701	794,502	1,616,203	1,597,447
Development bank credit lines	–	–	–	45,516
Debentures	4,684	752,332	757,016	755,760
Export credit facilities	862,621	2,759,306	3,621,927	1,612,365
PESA loan facility	–	–	–	284,308
Other	40,281	–	40,281	5,720
Total local currency	3,131,012	6,092,075	9,223,087	7,613,755
Bonds	134,356	14,062,272	14,196,628	10,407,484
Export credit facility	140,524	273,800	414,324	407,275
Advances for foreign exchange rate contracts	551,338	–	551,338	–
Working capital facilities	114,720	363,454	478,174	191,765
Total foreign currency	940,938	14,699,526	15,640,464	11,006,524
Total	4,071,950	20,791,601	24,863,551	18,620,279

The maturity schedule of our indebtedness is as follows:

As of June 30, 2020
(in thousands of reais)

Current (July 1, 2020 through June 30, 2021)	4,071,950
Noncurrent:
2021 (July 1, 2021 through December 31, 2021)	1,959,689
2022	3,600,786
2023	3,157,739
2024	3,159,866
2025 onwards	8,913,521
Total	24,863,551

Our principal debt instruments as of June 30, 2020 are described below. For more information on these facilities, including information on average interest rates and weighted average maturities, see our unaudited condensed consolidated interim financial information for the six months ended June 30, 2020 and see note 16 to our audited consolidated financial statements for the year ended December 31, 2019 included in our 2019 Form 20-F.

Local Currency Debt

Working Capital Facilities

Rural Credit Financing. We had short-term rural credit loans in the amount of R$3,187,660 thousand as of June 30, 2020 with several commercial banks under a Brazilian federal government program that offers favorable interest rates of 7.96% per year, as an incentive to invest in rural activities, with maturity dates from 2020 through 2021. We generally use the proceeds of these loans for working capital. These credit lines are included under “Working capital facilities” in the table above.

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Agribusiness Receivables Certificates (CRAs)

On December 16, 2016, BRF concluded an issuance of CRAs related to the public offer of distribution of the 1st and 2nd Series of the 1st Issue of Vert Companhia Securitizadora, in the amount of R$1.5 billion, net of interest. The principal of the CRAs of the 1st Series mature in a single installment on December 16, 2020, with interest payable every eight months. The principal of the CRAs of the 2nd Series matures in a single installment on December 18, 2023, with interest payable every 16 or 18 months. As of June 30, 2020, the balance of these CRAs totaled R$1,616,203 thousand.

Debentures

On July 1, 2019, BRF completed a public offering in Brazil of non-convertible unsecured debentures in the aggregate amount of R$750,000 thousand. R$70,000 thousand aggregate principal amount of which bear interest based on a rate of CDI plus a spread of 0.8% per year and mature in 2022, R$411,732 thousand aggregate principal amount of which bear interest based on the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) rate plus a spread of 5.5% per year and mature in 2026 and R$268,268 thousand aggregate principal amount of which bear interest based on the CDI rate plus a spread of 1.45% per year and mature in 2026. As of June 30, 2020, the outstanding principal amount of the debentures was R$757,016 thousand.

Export Credit Facilities

Export Credit Notes. We have export credit notes in local currency, totaling R$3,621,927 thousand as of June 30, 2020. These notes bear interest at CDI rates, and mature in 2023. These credit lines are included under “Export credit facilities” in the table above.

Other

State Tax Incentive Financing Programs. We also had R$40,281 thousand outstanding as of June 30, 2020 under credit facilities offered by the State of Goiás under tax incentive programs to promote investments in such state. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in that state. The credit facilities have a 20-year term from 2019 and fixed or variable interest rates based on the IGP-M plus a margin. This credit line is included under “Other” in the table above.

Investment Fund in Credit Rights Receivables. On December 18, 2018, we established an investment fund in credit rights receivables (Fundo de Investimento em Direitos Creditórios, or “FIDC”). We assign to the FIDC, and its sole objective is to acquire, from time to time, our receivables generated from commercial transactions between us and our customers in Brazil. The FIDC is a closed-ended fund and its quotas shall be repaid within five years. As of June 30, 2020, the FIDC held receivables in the amount of R$650,761 thousand.

Foreign Currency Debt

Bonds

2022 Notes. On June 6, 2012, we issued senior notes in an aggregate principal amount of U.S.$500,000 thousand (the “2022 Notes”). The 2022 Notes bear interest at a rate of 5.875% per year and mature on June 6, 2022. Later in June 2012, we issued an additional U.S.$250,000 thousand aggregate principal amount of 2022 Notes. In May 2015, we repurchased U.S.$577,100 thousand aggregate principal amount of the 2022 Notes in a tender offer. In September 2016, we repurchased U.S.$54,200 thousand principal amount of the 2022 Notes in a tender offer. In September 2019, we repurchased U.S.$9,350 aggregate principal amount of 2022 Notes in a tender offer. As of June 30, 2020, the outstanding principal amount of the 2022 Notes was U.S.$109,312 thousand (equivalent to R$598,593 thousand). In July 2020, we repurchased U.S.$27,190 thousand aggregate principal amount of the 2022 Notes in a tender offer.

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2023 Notes. On May 15, 2013, we issued senior notes in an aggregate principal amount of U.S.$500,000 thousand (the “2023 Notes”). The 2023 Notes bear interest at a rate of 3.95% per year and mature on May 22, 2023. In September 2019, we repurchased U.S.$154,011 thousand aggregate principal amount of the 2023 Notes. As of June 30, 2020, the outstanding principal amount of the 2023 Notes was U.S.$345,989 thousand (equivalent to R$1,894,636 thousand). In July 2020, we repurchased U.S.$60,567 thousand aggregate principal amount of the 2023 Notes in a tender offer.

2024 Notes. On May 15, 2014, we issued senior notes in an aggregate principal amount of U.S.$750,000 thousand (the “2024 Notes”). The 2024 Notes bear interest at a rate of 4.75% per year and mature on May 22, 2024. In September 2019, we repurchased U.S.$230,957 principal amount of the notes in a tender offer. As of June 30, 2020, the outstanding principal amount of the 2024 Notes was U.S.$517,858 thousand (equivalent to R$2,835,790 thousand). In July 2020, we repurchased U.S.$64,144 thousand aggregate principal amount of the 2024 Notes in a tender offer.

Euro Notes. On May 29, 2015, we issued senior notes in the in the aggregate principal amount of €500,000 thousand (the “Euro Notes”). The Euro Notes bear interest at a rate of 2.750% and mature on May 3, 2022. In September 2019, we repurchased €175,2019 aggregate principal amount of the Euro Notes. As of June 30, 2020, the aggregate outstanding principal amount of the Euro Notes was €324,781 thousand (equivalent to R$1,998,787 thousand). In July 2020, we repurchased €119,061 aggregate principal amount of the Euro Notes in a tender offer.

2026 Notes. On September 29, 2016, we, through our wholly-owned subsidiary BRF GmbH, issued senior notes in the aggregate principal amount of U.S.$500,000 thousand (the “2026 Notes”). The 2026 Notes bear interest at a rate of 4.35% per year and mature on September 29, 2026. As of June 30, 2020, the outstanding principal amount of the 2026 Notes was U.S.$500,000 thousand (equivalent to R$2,738,000 thousand).

2030 Notes. On September 19, 2019, we issued senior notes in an aggregate principal amount of U.S.$750,000 thousand (the “2030 Notes”). The 2030 Notes bear interest at a rate of 4.875% per year and mature on January 24, 2030. As of June 30, 2020, the outstanding principal amount of the 2030 Notes was U.S.$750,000 thousand (equivalent to R$4,107,000 thousand).

Export Credit Facilities

Export Prepayment Facilities. We had an aggregate outstanding amount of R$414,324 thousand as of June 30, 2020 under our export credit facilities. The indebtedness under these facilities is denominated in U.S. dollars, with maturity dates between 2020 and 2024. Interest under these facilities accrues interest at LIBOR plus a spread. Under this facility, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. These facilities are generally guaranteed by BRF S.A. The covenants under these agreements include limitations on liens and mergers.

Advances for Foreign Exchange Rate Contracts

In April 2020, we had advances on foreign exchange contracts to fund through exports at a fixed interest rate with maturity in April 2021. As of June 30, 2020, the outstanding amount under these contracts was R$551,338 thousand.

Working Capital Facilities

Working Capital in Foreign Currency. These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries principally located in Turkey. This funding is denominated in Turkish lira, with maturities between 2020 and 2021. As of June 30, 2020, the aggregate principal amount outstanding under these working capital facilities was equivalent to R$478,174 thousand.

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Derivatives

We entered into foreign currency exchange derivatives under which we had a negative fair value of R$961,896 thousand, commodity derivatives under which we had a positive fair value of R$102,526 thousand and interest rate derivatives under which we had a negative fair value of R$35,941 thousand, in each case as of June 30, 2020. The counterparties include several Brazilian financial institutions and involve interest rate swaps, the purchase and sale of non-deliverable forwards and options of currencies and commodities. The derivatives mature in 2020 and 2021. These derivatives are recorded in our statement of financial position as derivative financial instruments.

Covenants and Covenant Compliance

Several of the instruments governing our indebtedness contain limitations on liens, and some of the instruments governing our indebtedness contain other covenants, such as limitations on mergers and sales of assets, and transactions with affiliates. As of June 30, 2020, we were in compliance with the covenants contained in our debt instruments.

Our debt instruments include customary events of default. The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

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RISK FACTORS

The information below supplements the risk factors included under “Item 3. Key Information—D. Risk Factors” in our 2019 Form 20-F, and should be read in conjunction with our 2019 Form 20-F.

Our business depends on the supply of inputs produced by farmers and integrated producers, and our performance depends on our ability to attract and maintain a network of qualified farmers and integrated producers.

BRF is a vertically integrated food producer that depends on a large amount of animal input to conduct its business. A substantial part of the animal input used by us in our activities is produced by a group of farmers and producers under integrated production agreements with us (which we refer to as “integrated producers”). Integrated producers are responsible for managing and raising poultry and pigs under our supervision as an “integrator.” For the year ended December 31, 2019, 4,632,637 tons of animal inputs, corresponding to 99.3% of the inputs used by us in our business activities, were acquired from integrated producers.

The selection and retention of farmers and producers is highly competitive and competition among integrators like BRF has intensified in recent years. Our integrated producers are located mainly in cities close to our industrial units, where competing integrators conduct activities similar to those conducted by our company. We may not be able to select and retain these farmers and producers, particularly in times of increased competition, or we may be forced to increase the prices paid for inputs and the benefits offered to retain these farmers and producers. Failure to retain an adequate number of these farmers and producers may negatively impact our strategic plans and result in a decrease in our operating performance.

In addition, integrated producers are largely financed by rural credit lines with financial institutions that are funded directly to the respective integrated producers. These rural credit lines are offered within the framework of financial cooperation agreements entered into between us and those financial institutions, which provide for obligations on the part of our company relating to the selection of integrated producers capable of obtaining financing, the maintenance of payment flows to the integrated producers in an amount sufficient to amortize and settle the installments of the financing granted within the framework of these financial cooperation agreements and the monitoring of the application of the financial resources granted to the integrated producers. In exceptional situations, such as the interruption of the activities of any of our production units or the sale and/or lease of any of our industrial units acquiring products from integrated producers financed within the scope of the such financial collaboration agreements, we may be required to pay in advance the financing obtained by one or more integrated producers or the maintenance of the payment flow to one or more integrated producers in an amount sufficient for the amortization and settlement of the installments of the financing granted until a new integrated company eventually succeeds the production unit in question to such integrated producer(s) in relation to the respective integrated production agreements, which may negatively impact our results.

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UPDATES TO LEGAL PROCEEDINGS

The information below updates and supplements portions of the risk factors included under “Item 3. Key Information—D. Risk Factors” in our 2019 Form 20-F and the information set forth under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” in our 2019 Form 20-F, and should be read in conjunction with our 2019 Form 20-F.

Legal Proceedings

We are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

We classify the risk of adverse decisions in the legal suits as “remote,” “possible” or “probable.” We record provisions for probable losses in our financial statements in connection with these proceedings in an amount determined by our management on the basis of legal advice. We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent those amounts can be reasonably estimated, and we record provisions only for losses that we consider probable. However, the amounts involved in certain of the proceedings are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions, if any. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us” in our 2019 Form 20-F.

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities for which we have recorded provisions for probable losses. As of June 30, 2020, our provisions for probable losses from such tax proceedings amounted to R$624 million, as compared to R$583 million as of December 31, 2019. The increase is mainly related to (i) monetary restatement of the contingencies (SELIC rate) and (ii) unfavorable decisions in certain lawsuits related to the disallowance of ICMS credit on material for use and consumption and a partially unfavorable decision related to some PIS/COFINS credits. We also had an unfavorable decision against us in a matter related to tax on services (ISS) due to joint liability.

In October 2019, we received a tax assessment notice from the State of Rio de Janeiro charging amounts corresponding to the tax benefits that were subject to the Special Regime Agreement (Termo de Acordo de Regime Especial) that we executed with the State of Rio de Janeiro, for the period between October and December 2014, in the total amount of R$52.5 million. In February 2020, we received another tax assessment notice, also related to the same charge, for the period between 2015 and 2018, in the total amount of R$484.3 million. The total amount of these assessments was R$536.8 million as of December, 2019, including applicable interest and fines. These tax benefits are also the target of an ongoing confidential proceeding.

Labor Proceedings

As of June 30, 2020, we were involved in approximately 12,325 labor proceedings, with claims in the total amount of R$876.9 million (amount includes risks deemed “remote,” “possible” and “probable”), as compared to R$798.2 million as of December 31, 2019. As of June 30, 2020, our provisions for “probable” losses from these labor claims amounted to R$612,241 thousand, as compared to R$603,074 thousand as of December 31, 2019.

Civil, Environmental, Regulatory, Commercial and Other Proceedings

As of June 30, 2020, we were defendants in approximately 4,327 civil, environmental, regulatory,

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commercial and other proceedings amounting to total claims of R$2,031.9 million (amount includes risks deemed “remote,” “possible” and “probable”). As of June 30, 2020, our provisions for “probable” losses from such proceedings amounted to R$313.3 million, as compared to R$307.2 million as of December 31, 2019.

Investigations Involving BRF

Pasteur Operation

Brazilian authorities are investigating Brazil’s dairy industry in the so-called “Pasteur Operation.” The Federal Police announced the operation on December 27, 2014 with the purpose of investigating improper payments and bribery to Ministry of Agriculture and Livestock auditors. One of such auditors and a former employee of BRF entered into plea bargains with the Brazilian authorities confirming that such improper payments were made between 2009 and 2013.

On November 29, 2019, the Chief of the Federal Police filed criminal charges against two public servants for supposedly requesting bribes and also against former employees of BRF and other individuals for allegedly seeking to bribe the Ministry’s public auditors from 2009 to 2013. BRF itself is not a party to such proceedings and investigations.

On January 19, 2020, the Federal Court of Lajeado in the State of Rio Grande do Sul transferred the case to the Federal Court of Caxias do Sul, also in the State of Rio Grande do Sul. The case is now with the Public Prosecutor’s Office, which may offer formal charges, which, if received by the judge, will result in a criminal lawsuit, a dismissal of the case, or a request for a further investigation by the police, which would need to be specified.

Police Inquiry – Mr. Antonio Palocci Filho’s Plea Bargain Agreement

A police inquiry was opened on June 17, 2019 by the Federal Police of São Paulo (Delecor) to investigate allegations reported by Mr. Antonio Palocci Filho (former Finance Minister of Brazil) in the annex 18 of his plea bargain agreement in relation to the Lava Jato Operation. In such document, Mr. Palocci described the financial difficulties that Sadia was going through in 2008 due to contracts involving exchange derivatives. He also described that, in this context, the CEO of Sadia at that time instructed Mr. Palocci to request a meeting with former president, Mr. Luiz Inácio Lula da Silva. Mr. Palocci reported that two alternatives were considered at the meeting in the context of the financial difficulties of Sadia: enabling the merger between Sadia and Perdigão with support and contribution from BNDES; or BNDESPAR injecting resources into Sadia through a loan and equity interest. According to Mr. Palocci’s plea bargain agreement, Mr. da Silva took steps to support the merger option, and his assistance was necessary since Perdigão was under the control of state-controlled pension funds. According to Mr. Palocci, Mr. da Silva was instrumental in compelling the pension funds to carry out the transaction without proper analysis, and influencing BNDES, which extended financing in record time.

After the merger was approved, on July 13, 2011, Mr. da Silva allegedly complained to Mr. Palocci about BRF’s lack of reciprocity. Mr. Palocci passed on the message and the CEO of Sadia at that time and allegedly promised to donate resources to the Lula Institute and to political campaigns by Mr. da Silva’s political party, PT (Partido dos Trabalhadores).

Mr. Palocci also mentioned a donation to a future campaign in the amount of R$3.6 million. Furthermore, BRF allegedly donated to PT’s financial committee or through a party donation amounts of R$800 thousand in 2010, R$70 thousand in 2012 and R$2.2 million in 2014.

According to the Federal Public Prosecutor’s Office, crimes of active and passive corruption, money laundering and fraudulent management of financial institution were allegedly committed. BRF is cooperating with the authorities in connection with these matters.

Civil Inquiry - Public Prosecutor’s Office of the State of Rio de Janeiro (Tax Benefits involving dairy factory in Barra do Piraí, State of Rio de Janeiro)

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The Public Prosecutor’s Office of the State of Rio de Janeiro opened a civil inquiry to investigate alleged acts by the government through which tax benefits would have been irregularly granted to BRF and another competing company, through irregular electoral donations. The investigation is being conducted by the Public Prosecutor’s Office of the State of Rio de Janeiro (Specialized Acting Group to Combat Tax Evasion and Illicit Acts against the Tax Order – GAESF).

With respect to BRF, the inquiry is investigating the concession of tax benefits granted based on the future construction of a dairy factory by the Company in Barra do Piraí, in the State of Rio de Janeiro. The city government of Barra do Piraí assigned the land for the facility, but based on an internal decision, BRF chose to terminate the project although the tax benefit had already been granted. The land and initial construction by BRF, amounting to R$26 million, were returned in 2014 to the city government free of charge.

Since the inquiry is investigating conduct relating to two competing companies, this legal proceeding and related documentation are confidential and we do not have access to most of the documents. BRF is cooperating with and providing all requested clarifications to the authorities.

Confidential Proceeding in Connection with Civil Inquiry Described Above

In May 2020, the State Prosecutor, MPRJ, filed a lawsuit against BRF seeking (i) freezing of assets in the amount of R$235.6 million associated to alleged improper tax benefits obtained in Rio de Janeiro, (ii) additional payments of other amounts in tax benefits that had been received by BRF associated with the matter, if any, and (iii) BRF to be prohibited from receiving incentives, subsidies, grants, donations or loans from public agencies or entities and public financial institutions or those controlled by the public power.

Before the company had a chance to present a defense, an injunction was granted by the trial court. A requirement to suspend the injunction was presented and granted in favor of BRF by the Court of Appeals on July 10, 2020. The case is still at an early stage.

Police Inquiry - Superintendence of the Federal Police of Rio de Janeiro (dairy factory in Barra do Piraí, State of Rio de Janeiro)

On October 29, 2018, the Federal Police of Rio de Janeiro opened an investigation into possible illegal payments made by a third party (a BRF competitor) to Sérgio Cabral (former governor of the State of Rio de Janeiro) and another person. On January 6, 2020, an excerpt from a report issued by the Specialized Acting Group to Combat Tax Evasion and Illicit Acts against the Tax Order – GAESF within the Public Prosecutor’s Office of the State of Rio de Janeiro became publicly available. Information in that document indicated that the inquiry is investigating benefits granted to the J&F Group, including a 400,000 m² land in Barra do Piraí, State of Rio de Janeiro, where a factory of VIGOR (a company of J&F Group) was built. The report also mentions how the land was previously granted to BRF and later transferred by the government to VIGOR. In this context, a notice was sent to BRF to clarify how the land in Barra do Piraí, State of Rio de Janeiro was granted to BRF, returned to the city of Barra do Piraí, State of Rio de Janeiro and then transferred by the city government to VIGOR (a company of J&F Group).

BRF is cooperating with and providing all requested clarifications to the authorities.

Carne Fraca Operation

Brazilian authorities are investigating Brazil’s meat processing industry in the so-called “Carne Fraca Operation.” The investigation involves a number of companies in the Brazilian industry and, among other things, includes allegations relating to food safety, quality control and misconduct related to improper offers and/or promises to government inspectors.

On March 17, 2017, we learned of a decision issued by a federal judge of the 14th Federal Court of Curitiba in the state of Paraná authorizing the search and seizure of information and documents from us, and the detention of certain individuals in the context of the Carne Fraca Operation. Two of our employees were

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detained (both of whom have been released) and three others were identified for questioning (of which only two were questioned).

In addition, our Mineiros plant was temporarily suspended by Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento, or “MAPA”) on March 17, 2017, so that MAPA could conduct an additional audit on its production process. After conducting an audit, MAPA authorized the Mineiros plant to resume operations as of April 8, 2017. The Mineiros plant reopened on April 10, 2017 and resumed its operations on April 11, 2017.

On April 20, 2017, based on the Brazilian Federal Police investigation, Brazilian federal prosecutors filed several charges against two of our employees (one of our regional manufacturing officers and one of our corporate affairs managers). One such employee was acquitted by lower courts of all charges on September 28, 2018, while the other employee was convicted on only one charge. The Brazilian federal prosecutors and one of our former employees have filed an appeal, which is pending judgment by the court.

In June 2018, we learned of an administrative proceeding commenced against BRF by the Comptroller General of the Union (Controladoria-Geral da União, or “CGU”), which is primarily related to alleged irregularities described in Carne Fraca Operation. This administrative proceeding remains pending without any adverse decision against BRF up to the date hereof.

On January 22, 2018, the Attorney General’s Office of the Third District of the State of Goiás filed a criminal complaint against the industrial manager of our Mineiros plant at the time of the events subject to investigation in the Carne Fraca Operation. The employee was charged for allegedly committing crimes against consumers, as provided in article 7, item II of Law 8,137/90. The complaint does not contain any allegations of corruption, and there is no adverse decision against the employee up to the date hereof.

We informed certain regulators and governmental entities of the Carne Fraca Operation, including the SEC and the U.S. Department of Justice. We are cooperating with the authorities.

Our Audit and Integrity Committee initiated an investigation with respect to the allegations involving our employees in the Carne Fraca Operation, CGU proceedings, and related conduct with the assistance of outside counsel. Following this initial investigation, the Audit and Integrity Committee started a new internal investigation to address the allegations related to the Trapaça Operation, as described below. The internal investigations remain ongoing with the assistance of outside counsel. The effects of the Carne Fraca Operation had operational consequences for us, which are disclosed together with the Trapaça Operation below.

The outcome of the Carne Fraca Operation, including any potential future developments therefrom, may result in penalties, fines and sanctions from governmental authorities or other forms of liabilities which may have a material adverse impact on our reputation, brands, results of operations, financial position and cash flows. Currently, the losses related to this matter are not possible to be estimated, and, as a result, no provision has been recorded.

Trapaça Operation

On March 5, 2018, we learned of a decision issued by a federal judge of the 1st Federal Court of Ponta Grossa in the State of Paraná, which authorized the search and seizure of information and documents from us and certain current and former employees and the temporary detention of certain individuals. In what media reports have identified as the “Trapaça Operation,” 11 of our current and former employees were temporarily detained for questioning, including former Chief Executive Officer Pedro Faria and former Vice President for Global Operations Helio Rubens. All such current and former employees were released from custody and those who are still our employees were placed on leaves of absence. A number of our other employees and former employees were identified for questioning. The primary allegations in the Trapaça Operation involve alleged misconduct relating to quality violations, improper use of feed components and falsification of tests at certain of our manufacturing plants and accredited labs.

As a result of the Trapaça Operation, on March 5, 2018, we received notice from MAPA that it

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immediately suspended exports from our Rio Verde, State of Goiás, Carambeí, State of Paraná and Mineiros, State of Goiás plants to 13 countries with specific sanitary requirements related to Salmonella spp. As a precautionary measure, MAPA also suspended exports from 10 of our other plants to the European Union on March 15, 2018, which was lifted on April 18, 2018. On May 14, 2018, the European Union released its decision to remove 12 of our production facilities in Brazil from the list that permits imports of animal products by the countries in the European Union. The European Union generally has stricter requirements related to salmonella levels and other food safety standards compared to Brazil and the other international markets in which we operate. Given the ban of imports from our production facilities, we are no longer able to sell our products from such embargoed production plants in the European Union and, therefore, our results of operations may be further adversely affected if we are not able to direct excess production capacity resulting from such suspension to other markets at similar prices or margins.

On October 15, 2018, the Brazilian Federal Police issued the final report on the investigation of the Trapaça Operation with accusations against 43 people, among which 23 are our current or former employees, including former Chief Executive Officer Pedro Faria, former chairman of the board of directors Abilio Diniz, and three former vice presidents. Those who are still our employees are placed on leaves of absence. Allegations against these senior employees generally focused on communications relating to alleged dioxin contamination. Since then, the police investigation has been under review by the Brazilian Federal Prosecutor who has filed the complaint below and may decide to bring criminal charges against other individuals. Parts of the documents and information related to the Trapaça Operation are subject to confidentiality provisions and, therefore, are not publicly available.

On December 4, 2019, in the context of the Trapaça Operation, a complaint was filed by the Federal Public Prosecutor’s Office against former and inactive employees of BRF for allegedly committing, in the manufacturing of animal feed and PREMIX compound (a supplement added to the animal feed), aggravated larceny by fraud, false representation, wrapper or container with false indication, forgery of substance or food product, forgery of product intended for therapeutic or medicinal purposes and criminal association between the years 2012 and 2018. The complaint was received by the lower level court on January 21, 2020. As of the date of this Report on Form 6-K, some of the defendants have presented their response. The employee of BRF who is involved in this proceeding is on a leave of absence and, therefore, has been removed from his duties in BRF.

We informed certain regulators and governmental entities of the Trapaça Operation, including the SEC and the U.S. Department of Justice. BRF is cooperating with the authorities. BRF’s Audit and Integrity Committee has initiated an investigation with respect to the allegations and related conduct involving BRF employees in the Trapaça Operation. The investigation involves outside counsel and is still in progress.

The effects of the Carne Fraca and Trapaça Operations had operational consequences for us, as we incurred expenses in the amount of R$79.9 million in 2019 mainly with law firms, recorded as other operating expenses. In 2018, we incurred expenses of R$78.9 million (R$78.3 million in 2017) recorded as other operating expenses, such as media and communication expenses, law firms, freight and storage, as well as provision for losses in inventories in the amount of R$403.8 million (R$285.0 million in 2017), arising from closed external markets and/or blocked products, recorded as cost of goods sold.

The outcome of the Trapaça Operation, including any potential future developments therefrom, may result in penalties, fines and sanctions from governmental authorities or other forms of liabilities which may have a material adverse impact on our reputation, brands, results of operations, financial position and cash flows. Currently, the losses related to this matter are not possible to be estimated, and, as a result, no provision has been recorded.

Romanos Operation

On October 1, 2019, we learned of a decision issued by a federal judge of the 1st Federal Court of Ponta Grossa in the State of Paraná, which authorized the search and seizure of information and documents by Federal Inspectors from MAPA in several of our production locations. A limited number of inspectors were still located in BRF’s production units. No employees from BRF were involved in this operation designated as

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the 4th phase of the Carne Fraça Operation, and BRF itself is not party to such proceeding and investigation.

U.S. Class Action

On March 12, 2018, a shareholder class action lawsuit was filed in the U.S. Federal District Court in the Southern District of New York alleging, among other things, that we and certain of our officers and/or directors engaged in securities fraud or other unlawful business practices related to the regulatory issues described above. On December 13, 2019, we and the other defendants filed a motion to dismiss. On January 21, 2020, the lead plaintiff filed an opposition motion. On February 11, 2020, we and the other defendants filed our response. While the court’s decision on the motion to dismiss was still pending, the parties reached an agreement on March 27, 2020 to settle this class action for U.S.$40 million, subject to definitive documentation and court approval. The settlement is subject to approval by the court. See Note 36.1 to our audited consolidated financial statements for the effects of these proceedings on our company.

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